SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 7
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES
TITLE OF ISSUE	EFFECTIVE	ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section,

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section,

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-6 hereof to the “Recent Developments—KfW” section, and

•	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 7-10 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On January 31, 2008, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.6738 per U.S. dollar ($1.4841 per euro).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average (1)	High	Low
Year ended December 31, 2007	1.4603	1.3797	1.4862	1.2904

	Period End	Average (1)	High	Low
Quarter ended December 31, 2007	1.4603	1.4586	1.4862	1.4029

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2007 through January 2008, as reported by the Federal Reserve Bank of New York.

2007	High	Low
August	1.3808	1.3402
September	1.4219	1.3606
October	1.4468	1.4128
November	1.4862	1.4435
December	1.4657	1.4603
January (2008)	1.4877	1.4574
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s preliminary results for the year ended December 31, 2007
     The following information is primarily derived from KfW’s press release and related press conference of January 30, 2008 announcing certain preliminary results for the full year ended December 31, 2007. The financial amounts in this section are based on preliminary unaudited amounts that are subject to adjustment.
     For the first time, KfW is preparing its consolidated financial statements for 2007 in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”). For reasons of comparability, amounts for 2006 are being restated in the consolidated financial statements in accordance with IFRS. KfW continues to prepare its unconsolidated financial statements in accordance with generally accepted accounting principles in Germany (“German GAAP”). KfW expects to release its consolidated and unconsolidated audited financial statements for 2007 in April 2008.
     At December 31, 2007, KfW’s consolidated total assets amounted to EUR 356.4 billion, an increase of 6.6%, or EUR 22.0 billion, compared to EUR 334.4 billion at December 31, 2006. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 3.5%, or EUR 14.3 billion, to EUR 420.1 billion at December 31, 2007.
     KfW’s consolidated net result under IFRS is expected to be materially and negatively affected by the risk provision made for potential losses to which KfW is exposed in connection with the risk protection for IKB. Contrary to the treatment under German GAAP, under IFRS the risk provision for the IKB risk protection is charged against income in the income statement. Including the partial write-down of KfW’s equity interest in IKB discussed under “— Other Recent Developments — IKB” below, the charges in connection with IKB on the income statement are expected to amount to EUR 5.4 billion.
Commitments
     The following table sets forth a breakdown by category of KfW Bankengruppe’s commitments for loans, grants and guarantees as well as securitizations for 2007 as compared to 2006.

	Year ended
	December 31,
	2006	2007 (1)
	(EUR in billions)
Commitments and Securitizations (2)
Investment finance in the Federal Republic and elsewhere in Europe	58.4	66.8
KfW Mittelstandsbank (KfW SME Bank)	22.8	23.2
of which:
Loans	12.6	12.8
Securitizations and guarantees (3)	10.3	10.5
KfW Förderbank (KfW Promotional Bank)	35.6	43.5
of which:
Loans	27.9	34.6
Securitizations (4)	7.6	8.9
KfW IPEX-Bank	15.0	16.1
Financial cooperation	3.3	4.2
KfW Entwicklungsbank (KfW Development Bank)	2.4	3.0
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	0.9	1.2

Total	76.7	87.1

(1)	Preliminary and unaudited.

(2)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in totals are due to rounding.

(3)	Includes transactions under the PROMISE program and its variations and the ABS SME Portfolio as well as guarantees.
(footnotes continued on next page)

New commitments in connection with the ABS SME portfolio amounted to EUR 444.8 million in 2007 and EUR 780.6 million in 2006. Guarantees amounted to EUR 16.0 million in 2007 and EUR 27.2 million 2006.

(4)	Includes transactions under the PROVIDE program and its variations.
     Commitments under the KfW Mittelstandsbank programs increased by EUR 0.4 billion to EUR 23.2 billion in 2007 from EUR 22.8 billion in 2006, which was mainly due to a substantial increase in loan commitments under KfW’s entrepreneurial loan (Unternehmerkredit) program by nearly 48% to EUR 9.1 billion in 2007 compared to EUR 6.1 billion in 2006. This increase was, however, partially offset by a decrease in loan commitments under KfW’s mezzanine finance programs and a decline in KfW’s commitments for global loans to commercial banks.
     Commitments of KfW Förderbank increased by EUR 7.9 billion to EUR 43.5 billion compared to EUR 35.6 billion in 2006. This large increase was mainly due to a substantially higher volume of commitments for global loans to promotional institutions of the federal states (Landesförderinstitute) and a significant increase in loan commitments under KfW Förderbank’s environmental protection programs. Commitments under KfW’s housing programs, however, decreased slightly.
     Commitments of KfW IPEX-Bank rose to EUR 16.1 billion compared to EUR 15.0 billion in 2006. This increase was primarily due to high volume commitments in the ship finance business.
     Commitments under the KfW Entwicklungsbank programs amounted to EUR 3.0 billion compared to EUR 2.4 billion in 2006. Commitments of DEG (DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, German Investment and Development Company) amounted to EUR 1.2 billion compared to EUR 0.9 billion in 2006.
Sources of Funds
     The volume of long-term funding raised in the capital markets in 2007 amounted to EUR 64.6 billion (including credit-linked certificates of indebtedness and Schuldscheindarlehen in the amount of EUR 2.5 billion), of which 39% was raised in euro, 26% in US dollars and the remainder in 23 other currencies.
Other Recent Developments
IKB
     As of December 31, 2007, KfW recorded a partial write-down of its equity interest in IKB to market value based on IKB’s share price at the end of the year (EUR 6.18 as of December 28, 2007, which was the closing price of XETRA, the electronic trading platform of Deutsche Börse Group) in a total amount of EUR 418 million for full year 2007 on an unconsolidated basis under German GAAP. The partial write-down of KfW’s equity interest in IKB in the consolidated financial statements for the year 2007 is expected to be at approximately the same level.
     On January 7, 2008, as the first part of the measures implementing additional risk protection for IKB in the amount of USD 520 million agreed to by the pool established by KfW and the participating German banking associations in late November 2007, KfW subscribed for the entire issue of a EUR 54.3 million mandatory convertible bond due January 2009 issued by IKB at par. The mandatory convertible bond is convertible into a maximum of 8,800,000 shares of IKB. Under the terms of the bonds, the bonds are subject to mandatory conversion on their maturity date or prior to maturity upon fulfillment of certain conditions. In addition, bondholders have the right to request conversion at any time during a voluntary conversion period. If the bonds are converted, KfW’s equity interest in IKB will increase from the current 37.8% to up to 43.4%. On January 9, 2008, the remaining part of the implementation of the additional risk protection for IKB was concluded by signing risk sub-participation agreements with IKB and IKB International S.A., Luxembourg, in the total amount of USD 440 million. Taking into account the risk participation assumed by the German banking associations, the amount of the total additional risk protection for IKB to be borne by KfW amounts to approximately USD 223 million, calculated as three-sevenths of USD 520 million.
     The IKB rescue measures undertaken by KfW and the banking associations participating in the pool are subject to examination by the European Commission with regard to their compatibility with EC provisions on State Aid. The Federal Republic of Germany sent information on the rescue measures to the European Commission on September 11, 2007, December 14, 2007, January 8, 2008 and January 25, 2008. As a precaution, the rescue measures were formally notified to the

European Commission on January 15, 2008.
     On January 18, 2008, KfW initiated a formal sale process for its equity interest in IKB.
KfW IPEX-Bank
     On January 1, 2008, KfW IPEX Bank GmbH commenced operations as legally separate entity. Since that date, KfW has been providing funding for KfW IPEX-Bank GmbH’s financing business at market rates based on the ratings of “AA-” and “Aa3”, both with stable outlook, assigned to KfW IPEX-Bank GmbH by Standard and Poor’s Rating Services and Moody’s Investors Service, respectively.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Real Gross Domestic Product (GDP)
(adjusted for price, seasonal and calendar effects)

		Percentage change on
	Percentage change on	the same quarter in
Reference period	previous quarter	previous year
3rd quarter 2006	0.7%	3.2%
4th quarter 2006	1.0%	4.0%
1st quarter 2007	0.5%	3.6%
2nd quarter 2007	0.3%	2.5%
3rd quarter 2007	0.7%	2.5%
     Economic growth in the third quarter of 2007 was based on domestic factors, as capital formation in machinery and equipment and in construction increased compared to the second quarter of 2007. Economic growth in the third quarter of 2007 was also supported by a moderate increase in final consumption expenditure of households and non-profit institutions serving households. Unlike in the second quarter, the balance of exports and imports in the third quarter of 2007 did not contribute to growth, mainly reflecting a marked increase in imports.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2007, Press release, 22 November 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/11/PE07__471__811,templateId=renderPrint.psml).
     Overall, the German economy grew strongly in 2007. According to preliminary estimates of the Federal Statistical Office, GDP rose by 2.6% (adjusted for calendar effects) compared to the previous year. Economic growth was based on both foreign and domestic demand, with net exports contributing more to GDP growth than domestic demand. This development was driven primarily by a considerable increase in gross fixed capital formation in machinery and equipment. Final consumption expenditure also contributed to economic growth as a result of the positive effect of general government consumption.
Source: Statistisches Bundesamt, Robust growth of the German economy in 2007, Press Release, 15 January 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__015__811 ,templateId=renderPrint.psml).

Inflation Rate
Inflation rate
(based on overall consumer price index)

		Percentage change on the
	Percentage change on	same month in previous
Reference period	previous month	year

December 2006	0.8%	1.4%
January 2007	-0.2%	1.6%
February 2007	0.4%	1.6%
March 2007	0.3%	1.9%
April 2007	0.4%	1.9%
May 2007	0.2%	1.9%
June 2007	0.1%	1.8%
July 2007	0.4%	1.9%
August 2007	-0.1%	1.9%
September 2007	0.1%	2.4%
October 2007	0.2%	2.4%
November 2007	0.5%	3.1%
December 2007	0.5%	2.8%
     On an annual average, the consumer price index for Germany rose by 2.2% in 2007 compared to 2006, representing the highest year-on-year price increase since 1994. In December 2007 and on an annual average in 2007, energy prices had an upward effect on the year-on-year price trend. Excluding energy products, the year-on-year rate of price increase on an annual average and in December 2007 would have been 1.9% and 2.2%, respectively. The year-on-year price increase was also due to considerable price rises for food in the second half of 2007, the introduction of tuition fees in some federal states beginning in April 2007 and increases in value-added tax and insurance tax at the beginning of 2007. The significant increase in the price index from November 2007 to December 2007 was mainly due to seasonal price increases.
Source: Statistisches Bundesamt, Consumer prices in 2007: +2.2% on 2006, Press Release, 16 January 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__016__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages (2)	Seasonally adjusted percentages (3)
December 2006	—	9.0%
January 2007	9.1%	8.8%
February 2007	9.2%	8.7%
March 2007	8.9%	8.6%
April 2007	8.5%	8.5%
May 2007	8.3%	8.5%
June 2007	8.1%	8.4%
July 2007	8.2%	8.4%
August 2007	8.3%	8.3%
September 2007	7.9%	8.2%
October 2007	7.6%	8.1%
November 2007	7.9%	7.9%

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	Following the methodological change described in footnote (1), unadjusted results are available solely from January 2007, because the monthly trends in 2005 and 2006 were affected by unusual effects in connection with the introduction of the continuous labour force survey in Germany.

(3)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 653,000 (+1.7%) in 2007 as compared to 2006. At the same time, the number of unemployed persons decreased by 641,000 (-15.1%) in 2007 compared to 2006.
Sources: Statistisches Bundesamt, Hinweise zur ILO-Arbeitsmarktstatistik ab Berichtsmonat September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Fachserie 18, Reihe 1.1., 2007 (January 2008), Table 1.10.

Current Account and Foreign Trade
Current account and foreign trade
(balance in EUR billion)

Item	January to November 2007	January to November 2006
Foreign trade	+185.8	+148.2
Services	-21.6	-23.7
Factor income (net)	+21.8	+20.7
Current transfers	-30.8	-29.3
Supplementary trade items	-10.4	-17.2

Current account	+144.9	+98.7
Source: Statistisches Bundesamt, German exports in November 2007: +3.2% on November 2006, Press Release, 9 January 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__005__51,templateId=renderPrint.psml).
Fiscal Maastricht Criteria
     In June 2007, the Ecofin Council adopted the Commission’s recommendation that the excessive deficit procedure against Germany opened in 2003 be terminated. The Ecofin Council determined that Germany’s deficit had been reduced in a credible and sustainable manner and also took into account further projected deficit reductions.
Fiscal Maastricht Criteria
(in percent of nominal GDP, figures according to German Stability Programme, December 2007 Update)

Reference Period	General government balance	General government gross debt
2006	-1.6%	67.5%
2007	0%	65%
     According to preliminary estimates of the Federal Statistical Office, the general government budget was in balance in 2007 for the first time since 1989. This budgetary result was in line with the projection included in the December 2007 update of the German Stability Programme. According to the December 2007 update, Germany’s government debt is expected to amount to 65% of GDP in 2007 and is projected to fall below the EU’s 60% reference value in 2010.
Sources: Commission of the European Communities , Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, Brussels, 16 May 2007
(http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=CELEX:52007SC0619:EN:HTML); Council of the European Union, 2804th Council meeting, Luxembourg, 5 June 2007, Press Release
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/94513.pdf); Bundesministerium der Finanzen, Erfolgreicher Haushaltsabschluss 2007 — Neuverschuldung des Bundes mit 14,3 Milliarden Euro auf dem niedrigsten Stand seit der Wiedervereinigung, Press Release, 15 January 2008
(http://www.bundesfinanzministerium.de/lang_de/DE/Aktuelles/Pressemitteilungen/2008/FP__2008/01/20081501__PM002.html); Source: Statistisches Bundesamt, Robust growth of the German economy in 2007, Press Release, 15 January 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__015__811,templateId=renderPrint.psml); Federal Ministry of Finance, German Stability Programme, December 2007 Update
(http://www.bundesfinanzministerium.de/cln__04/nn__3790/DE/Aktuelles/073anl2,templateId=raw,property=publicationFile.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: February 1, 2008